(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-22752

CUSIP NUMBER 74332S102

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Progressive Gaming International Corporation
(Full Name of Registrant)

N/A
(Former Name if Applicable)

920 Pilot Road, P.O. Box 98686
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Progressive Gaming International Corporation (the “Company” or “PGIC”), is still in the process of assembling information necessary to allow their predecessor auditors to complete their review of the financial statements for the year ended December 31, 2005. The Company is also assembling information necessary to complete the Form 10-K for the year ended December 31, 2006 including the potential accounting implications of certain litigation matters to which the Company is a party.

PGIC expects to file its Form 10-K on or before March 23, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Heather A. Rollo	702	263-2583
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the earnings statement to be reported in its Form 10-K for the year ended December 31, 2006 will reflect an operating loss and an increase in net loss as compared to the fiscal years ended December 31, 2005. However, because the Company has not yet determined whether there are accounting implications of the matters discussed above, the Company is unable to quantify the extent to which the operating results of the Company could be impacted. Accordingly, the Company is unable to reasonably estimate the results of operations to be reported in the Form 10-K to which this Form 12b-25 relates.

Progressive Gaming International Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ Heather A. Rollo
Heather A. Rollo Executive Vice President, Chief Financial Officer, and Treasurer